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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder





                               SOUND DESIGNS, INC.
                              (Name of Registrant)



                NEVADA                     000-28331           88-0412455
    (State or other jurisdiction of       (Commission       (I.R.S. Employer
    incorporation or organization)        File Number)    Identification Number)



            6436 LABURNUM STREET, VANCOUVER, BRITISH COLUMBIA, CANADA
                    (Address of principal executive officers)


                                     V6M 3S9
                                   (Zip Code)


                                  604-266-3943
                         (Registrant's telephone number,
                              including area code)




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                               SOUND DESIGNS, INC.
                              6436 LABURNUM STREET
                       VANCOUVER, BRITISH COLUMBIA V6M 3S9
                                     CANADA


                              INFORMATION STATEMENT



       We are sending this Information Statement to you as a recorded holder, at the close of business on February 25, 2000, of the common stock, par value $.001 per share, of Sound Designs, Inc., a Nevada corporation, in accordance with Rule 14f-1 under the United States Securities Exchange Act of 1934.

       There will be no vote or other action by our stockholders in connection with this Information Statement. Voting proxies regarding shares of our common stock are not being solicited from any stockholder.

BACKGROUND INFORMATION

       On February 21, 2000, we entered into an Agreement and Plan of Merger with Plus Solutions, Inc. This merger agreement provides that Plus Solutions will merge with SD Acquisition, Inc., our wholly-owned subsidiary, with Plus Solutions as the surviving corporation. The stockholders of Plus Solutions will receive shares of our common stock as consideration for the merger and, after the merger, the former stockholders of Plus Solutions will own a majority of the outstanding shares of our common stock. In addition, the merger agreement requires us to cause all of our existing directors and officers to resign and name Max Golden, Mack Lawrence and John Reynolds as the directors of Sound Designs. Since these new directors will be our entire board of directors, Rule 14(f)-1 under the Securities Exchange Act requires us to provide all the recorded holders of our common stock 10 days notice of the replacement of our existing directors. We believe that our current director will be replaced by the new directors on or soon after March 6, 2000. Our existing board of directors has unanimously approved the merger agreement and directed the officers to enter into and cause Sound Designs to perform all of our obligations under the merger agreement.

       Because of the change in the composition of our board of directors and the ownership of more than a majority of the outstanding shares of our common stock, a change of control of Sound Designs will occur upon the closing of the merger agreement.

VOTING SECURITIES

       As of the close of business on February 25, 2000, we have issued and outstanding 15,600,000 shares of our common stock. Our common stock is the only class of capital stock that is authorized for issuance or entitled to vote for directors at a stockholders meeting if one were to be held. A holder of our common stock may cast one vote for each share owned with respect to any matter submitted to a vote of our stockholders.




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       The following table shows information concerning the ownership of our common stock as of February 25, 2000 by: (a) each current director, (b) each new director named in the merger agreement, (c) each current officer, (d) each person we know to own more than 5% of the shares of our common stock; and (d) all of the current directors and officers and as a group.

                                                     NUMBER OF SHARES OF         PERCENT OF SHARES
                                                         COMMON STOCK             OF COMMON STOCK
NAME                                                  BENEFICIALLY OWNED          OUTSTANDING (1)
----                                                 -------------------         -----------------
Barry Wosk (2)                                                0                         --
Marvin Wosk (2)                                               0                         --
Max Golden (3)                                                0                         --
Mack Lawrence (3)                                             0                         --
John Reynolds (3)                                             0                         --
Fred Fisher                                             780,000                        5.0%
       30B Cedar Tower President Park
       99 Sukhumvit 24 Road - Kongton
       Klongtoey Bangkok Thailand 10110
All current directors and officers as a group (4)             0                         --

---------------

(1) Based upon 15,600,000 shares of our common stock issued and outstanding as of February 25, 2000.

(2) Current director and officer, current address is 6436 Laburnum Street, Vancouver, British Columbia, Canada V6M 3S9.

(3) New director, current address is 14677 Midway Road, Dallas, Texas, U.S.A. 75001.

(4) 2 persons.

DIRECTORS AND EXECUTIVE OFFICERS

       The following table sets forth certain information with respect to our current directors and officers and the new directors set forth in the merger agreement:

                                                                       YEARS
NAME                AGE   POSITION                                    IN OFFICE
----                ---   --------                                    ---------
Barry Wosk          29    Current director, President                     2
Marvin Wosk         69    Current director, Secretary and Treasurer       2
Max Golden          50    New director                                   --
Mack Lawrence       53    New director                                   --
John Reynolds       57    New director                                   --

       Certain background information about each of our current directors and officers and each new director is set forth below:

       Barry Wosk has been a director and President of Sound Designs since its formation in September 1998. From 1994 to 1996, he provided custom audio and video installation services to consumers and homebuilders as an independent contractor. Since 1996, Barry Wosk has served as a sales representative for several audio and video product manufacturers in addition to serving as an officer of Sound Designs. Barry Wosk is the son of Marvin Wosk.




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       Marvin Wosk has served a director and Secretary and Treasurer of Sound
Designs since its formation in September 1998. Since 1979, Marvin Wosk has invested in numerous business ventures in British Columbia, a province of Canada. Marvin Wosk is the father of Barry Wosk.

       Max Golden has been the chairman and president of Plus Solutions since October 1998. Plus Solutions is a development stage entity focused on the development and implementation of business to business e-commerce solutions. From 1995 to 1998, he served as president and manager of Alliance Associates, LLC. Since 1986, he has also served as President of Ruby Holdings, Inc.

       Mack Lawrence is a principal and president of Regency Gas Company, a position he has occupied since 1992. From 1985 to 1992, Mr. Lawrence served as a principal and officer in a number of private companies, including American Central Gas Company. From 1969 to 1985, Mr. Lawrence served in several capacities at The Texas Utilities Commission, including Manager of Gas Supply.

       John Reynolds is currently a Member of the Canadian House of Commons, a position he has occupied since 1997. He also serves as President of both Reynolds Enterprises Ltd. and Griney Consultants Inc., positions he has held since 1994 and 1997, respectively. Mr. Reynolds also serves as a director of Vitality Products, Inc.

       Our board of directors does not have any committees. During 1999, the board of directors met one time.

       As set forth above, a change of control of Sound Designs will occur upon the closing of the merger agreement.

       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. Barry Wosk is the son of Marvin Wosk. In September 1998, Barry Wosk and Marvin Wosk each purchased 500,000 shares of our common stock for consideration of $.0025 per share pursuant to Subscription Agreements dated September 22, 1999 between Sound Designs and each of Barry Wosk and Marvin Wosk. In January 2000, all of the shares issued to Barry Wosk and Marvin Wosk were canceled. On September 15, 1999, Sound Designs and Barry Wosk entered into a Sales Commission Agreement which was subsequently canceled as of February 20, 2000. Barry Wosk was paid $3,678 in sales commissions under the Sales Commission Agreement prior to its cancellation.

       SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING REQUIREMENTS. Based on our review of reports filed pursuant to Section 16 of the Securities Exchange Act, we are aware of the following persons who filed to properly file a required report:

       (1) Barry Wosk failed to file a Form 3 upon Sound Designs becoming a reporting company under the Securities Exchange Act. He also failed to file a Form 4 regarding the cancellation of all his shares of our common stock in January 2000.

       (2) Marvin Wosk failed to file a Form 3 upon Sound Designs becoming a reporting company under the Securities Exchange Act. He also failed to file a Form 4 regarding the cancellation of all his shares of our common stock in January 2000.




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EXECUTIVE COMPENSATION

       The following summary compensation table reflects the compensation paid to our current officers for services to Sound Designs during 1998 and 1999. All amounts set forth below are in United States Dollars.

                                                                                LONG TERM COMPENSATION
                                                                           -------------------------------
                                        ANNUAL COMPENSATION                      AWARDS           PAYOUTS
                             --------------------------------------------  --------------------- ---------
                                                               OTHER
                                                               ANNUAL       RESTRICTED                      ALL OTHER
                                                               COMPEN-        STOCK                 LTIP     COMPEN-
NAME AND TITLE                 YEAR     SALARY     BONUS      SATION(1)      AWARDS      OPTIONS  PAYOUTS    SATION
---------------------------- --------- ---------- --------- -------------  ---------- ---------- ---------  ---------

Barry Wosk, President          1999        0        0         $3,678           0          0          0          0
                               1998        0        0              0           0          0          0          0

Marvin Wosk, Secretary         1999        0        0         $  545           0          0          0          0
     and Treasurer             1998        0        0              0           0          0          0          0


----------

(1)   Represents commissions paid for product sales.




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